August 2016 The abc’s of The dual-class structure at Forest City: Towing an Anchor Exhibit 99.1

FOREST CITY: UNDERVALUED, UNDERPERFORMING…RELATIVE & ABSOLUTE

Scopia Capital, one of FCE.A's largest owners for 3+ years, has enjoyed a constructive relationship with Forest City, even as the stock has remained grossly undervalued

- Forest City stock has underperformed the MSCI U.S. REIT Index (RMZ) by more than 50% over the last 5 years, despite generally higher leverage in a compressing cap rate environment. Notably performance year-to-date has continued to be less than half that of the RMZ[1]
- Unlike its REIT peers, Forest City has for years traded at a meaningful discount to NAV. REITS are currently trading at a premium to estimated NAV, as shown in the rightmost chart below[2]



Forest City Realty Trust Inc
MSCI US REIT Index
80
60
40
20
0
-20
-40
2011
2012
2013
2014
2015
2016



Persistent and Meaningful Discount
120%
100%
80%
60%
40%
20%
0%
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
FCE P/Median NAV
Credit Suisse REIT Index P/NAV
Difference btwn Index and FCE

- Street analysts peg FCE.A's NAV per share at ~$30.[3] We believe that cost savings should add at least another $2 to NAV in short order. A $32 NAV proxy, although still conservative, implies a ~26% absolute discount as of 7/29/16
- Despite owning good assets in strong markets, value destructive transactions have damaged credibility. Chiefly, we point to B2 BKLYN, Atlantic Yards, Barclays Arena, The Nets, and Ridge Hill

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It's naïve to ignore the A/B structure as a destroyer of value Separating the economics of ownership from the rights of ownership creates poorer performance in the long run, as numerous studies have proven4 Institutional Shareholder Services: Controlled Companies in the Standard & Poor’s 1500: A Follow-Up Review of Performance & Risk, March, 2016: “Controlled companies featuring multiple classes of stock generally underperformed on a broad swath of financial metrics over the long term, are perceived as having more financial risk, and offering fewer rights to unaffiliated shareholders than dispersedly owned firms.” But it’s also just ‘common sense’, as plainly stated in the last month by Warren Buffett, Jeff Immelt, Mary Barra, Jamie Dimon, Larry Fink, and other captains of industry and investing5 Commonsense Corporate Governance Principles, July 2016: “Dual class voting is not a best practice. If a company has dual class voting, which sometimes is intended to protect the company from short-term behavior, the company should consider having specific sunset provisions based upon time or a triggering event, which eliminate dual class voting.” We believe there is no credible debate as to whether a dual-class stock structure harms value and is bad corporate governance, irrespective of who is the control shareholder

The A/B Structure Has definable negative Implications for FCE Forest City’s cost of equity is unnecessarily high in our view due to the A/B structure, hindering growth, encouraging higher leverage, and hurting performance We believe this was reflected in the May 2015 stock offering which, at a 25%+ NAV discount, represented permanent value impairment for both A and B shareholders Forest City has a persistent competitive disadvantage due its higher cost of equity. Currently the company’s cost of equity is ~150bps, or ~20%, higher than the peers it chooses in its proxy6 This is particularly harmful to long-term performance because Forest City’s other sources of funding are unavailable or dwindling: As management has stated, and we agree, the company should have lower leverage than today As a REIT, the company is obligated to distribute a significant portion of its cash flow as a dividend Forest City is running low on non-core assets. Wouldn’t it be better to have an appropriate cost of equity so we don’t have to sell core assets, and pay taxes, in order to grow? We believe this is not an abstract question: the A/B structure clearly harms the company

The A/B structure limits shareholder interest in forest city The A/B structure is an obstacle for many investors considering owning Forest City stock We believe this is why it is a frequent line of questioning from Wall Street Analysts: “When talking to investors that are new to your story, the question that comes up all the time is the A/B share structure.” Citigroup: Christy McElroy, 3/15/16, 2016 Global Properties CEO Conference “And finally, I think investors are still very, very interested to get any color that you can provide on understanding the family’s reaction or possibility of collapsing the dual share structure…I would just add that I think the stock market is discounting all the good stuff that you’ve done and is a forward-looking mechanism, and so I would hope that it becomes top of mind sooner rather than later.” BMO Capital Markets: Paul Adornato, 2/24/16, Forest City 4Q15 Earnings Call We believe you have recently polled shareholders, and the vast majority told you that the A/B stock structure is an impediment to value We believe management’s focus on how much it contributes to the peer discount is irrelevant and a distraction Whether it's 5% or 50% value destructive, why doesn't the majority independent board want that value for all shareholders? Forest City’s persistent competitive disadvantage from the A/B structure is a large part of why so many investors would like it collapsed

Management's wait-and-see approach makes no sense We believe management’s strategy to wait 12-to-18 months for valuation to improve before deciding whether to pursue a collapse of share classes is built on two fallacies: That waiting 12-to-18 months is necessary, or should make a difference Waiting for the company to close the gap on valuation belies the fact that the changes already made are more impactful than those you’ve projected The stock market is a forward-discounting mechanism: management has defined and quantified for the market the events they expect will improve value in the upcoming months Pursuing the collapse of the A/B structure is not a time-consuming project for management, and has no reason to be subordinate to your other initiatives That pursuing collapse should be a question of “if” not “when” Management and the board have acknowledged it’s a contributor to the valuation discrepancy – so why not have both execution and equitable treatment for all shareholders? Shouldn’t the focus be on the ‘best’ outcome, and not simply ‘good enough’? While Forest City has made meaningful changes in the last few years, it has evaded the elephant in the room: the A/B stock structure the failure of past actions to improve value is prologue Accomplishments Elected REIT status. Reinstated dividend 4x lower leverage in 4 years $1.2bn assets sold in 2016 Simplified business, reduced asset classes Identified $60mn in cost savings. Action taken on half Development exposure < 10% assets 88% of NOI from core markets Anticipated Improvements Segment disclosure with Q3 results 1-2x lower leverage in 12-to-18 months Sell Cleveland apts, Skokie Life Sciences The actions already taken by Forest City far outweigh those to come in the next 12-to-18 months, and have not improved valuation – why will this time be different? Waiting is not a free option: it costs ALL shareholders conclusion We believe Forest City’s board has taken numerous structural steps to enhance value and to display improved corporate governance But none of this matters if the market’s perception is that the company maintains the A/B structure because Forest City is not run to maximize value for all its shareholders The only way to permanently defeat this perception in our view is the immediate collapse of the A/B structure Now is the time for the board and B-shareholders to prove that they are true stewards and fiduciaries of the A-shareholders’ capital by collapsing the share classes Whether fair or unfair, the A/B structure nurtures the perception that Forest City exists to serve the B-shareholders, and not all its owners

FOOTNOTES

1. Return data is as of 7/29/16

2. REIT Index data pulled from Credit Suisse "CS REIT Valuation Recap" research note from 7/31/16. FCE.A P/NAV data pulled from 7/29/16 median spot NAV estimates from CreditSuisse, Bank of America, Goldman Sachs, Citigroup, BMO, and Evercore

3. Median of NAV estimates available on 7/29/16 from CreditSuisse, Bank of America, Goldman Sachs, Citigroup, BMO, and Evercore. Forward NAV used if available

4. Institutional Shareholder Services: *Controlled Companies in the Standard & Poor's 1500: A Follow-Up Review of Performance & Risk*, March, 2016. Extreme Governance: An Analysis of Dual-Class Firms in the United States, May 2007, Haas School of Business, University of California Berkeley. The Dual Class Share Structure, Olivia Wang, Emory Law School. Equity Ownership and Firm Value in Emerging Markets, Karl Lins, University of Utah Department of Finance. Agency Problems at Dual-class Companies, Ronald W Masulis, Cong Wang, and Fei Xie. Stock Pyramids, Cross-Ownership and Dual Class Equity: The Mechanisms of Agency Costs of Separating Control From Cash-Flow Rights, *Concentrated Corporate Ownership*, Lucian Aye Bebchuk, Reinier Kraakman, and George Triantis

5. *Commonsense Principles of Corporate Governance*, www.governanceprinciples.org, by Tim Armour, Capital Group; Mary Barra, General Motors Company; Warren Buffett, Berkshire Hathaway Inc.; Jamie Dimon, JP Morgan Chase; Mary Erdoes, J.P. Morgan Asset Management; Larry Fink, Blackrock; Jeff Immelt, GE; Mark Machin, CPP Investment Board; Lowell McAdam, Verizon; Bill McNabb, Vanguard; Ronald O'Hanley, State Street Global Advisors; Brian Rogers, T. Rowe Price; Jeff Ubben, ValueAct Capital

6. Cost of equity pulled from Bloomberg. Comparable companies pulled from the latest proxy and include DRE, FRT, KIM, UDR, VNO, DDR, EQR, CBL, MAC, AVB, AIV, ARE, BXP, SLG

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